Putnam Investments
100 Federal Street
Boston, MA 02110
April 14, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren

Re:	Comments on the Preliminary Proxy Statement on Schedule 14A (File No. 811-04345)
(the “Proxy Statement”) filed by Putnam Tax-Free Income Trust (the “Registrant”), on behalf of its series Putnam AMT-Free Municipal Fund (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on April 1, 2020

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC, investment adviser to the Fund, and Timothy Cormier of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) on April 13, 2020 regarding the Proxy Statement. For convenience of reference, the Commission Staff’s comments are summarized before the Registrant’s responses. These responses, as applicable, will be reflected in a definitive proxy statement, to be filed with the Commission on or around April 17, 2020.

1. Comment: All information in the Proxy Statement must be finalized with all brackets removed and all material information provided in connection with the definitive proxy statement filed with the Commission.

Response: The Registrant will provide all material information and remove all brackets in connection with the definitive proxy statement filed with the Commission.

2. Comment: On page 3 of the Proxy Statement, consider adding the heading “Why is this being proposed?” above the paragraph that begins “The repositioning of your fund was precipitated by Putnam Management’s belief that the AMT-free mutual fund product type has reduced viability in light of the passage […].”

Response: The heading “Why is this being proposed?” will be added in the specified location on p. 3 of the Proxy Statement.

3. Comment: On page 4 of the Proxy Statement, there appears to be an issue with the font and spacing in the middle of the paragraph that begins “These proposed changes would allow your fund to […].” Please consider fixing this issue.

Response: The requested change will be made.

4. Comment: The proxy card that accompanies the Proxy Statement appears to be cut off. Please ensure the proxy card that will be included in the definitive proxy statement filing and mailed to shareholders is complete.

Response: The Registrant notes that the proxy card that accompanied the Proxy Statement filed with the Commission appears to be complete. The Registrant, however, will confirm that the proxy card included in the definitive proxy statement filing and mailed to shareholders is complete.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Timothy Cormier, Esq., Ropes & Gray LLP
Peter Fariel, Esq., Putnam Investments